Exhibit 99.1

High-Trend International Group Announces Regained Compliance With the Minimum Bid Price Requirement of Nasdaq

Signapore, Aug 25, 2025 /PRNewswire/ -- High-Trend International Group (the “Registrant” or the “Company”) (NASDAQ: HTCO), a global ocean technology company announced that it received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), informing the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

The Company had previously announced on June 30, 2025, that it was notified by Nasdaq on June 27, 2025 that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for more than 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company had a compliance period of 180 calendar days, or until December 24, 2025, to regain compliance with Nasdaq’s minimum bid price requirement.

On August 22, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from August 8, 2025 to August 21, 2025, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

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High-Trend International Group